04002426

SECURI[TIES AND EXCHANGE CO]MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2004

SEC FILE NUMBER
8- 47154

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dale K. Ehrhart, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 West Venice Avenue, Suite 10
(No. and Street)

Venice, (City) Florida (State) 34285 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gladys (Mick) Hartley, Ed.D. (941) 485-8220
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CPA Associates
(Name - if *individual, state last, first, middle name)*

1800 Second Street, Suite735 (Address) Sarasota, (City) Florida (State) 34236 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gladys (Mick) Hartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dale K. Ehrhart, Inc. as of December 31, 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Rebecca J. Gay
MY COMMISSION # CC935182 EXPIRES
May 9, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

Signature

Corporate Treasurer
Title

Notary Public 2/25/04

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) A report on Independent Auditors' on Internal Control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DALE K. EHRHART, INC.

FINANCIAL STATEMENTS

December 31, 2003 and 2002

CONTENTS

CPA ASSOCIATES
Certified Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Dale K. Ehrhart, Inc.
Venice, Florida

We have audited the accompanying statements of financial condition of Dale K. Ehrhart, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dale K. Ehrhart, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of Dale K. Ehrhart, Inc. taken as a whole. The supplementary schedules as listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

CPA Associates

Sarasota, Florida
January 29, 2004

DALE K. EHRHART, INC.
STATEMENTS OF FINANCIAL CONDITION

		December 31, 2003	December 31, 2002
ASSETS			
Cash and cash equivalents	$	40,600	41,350
Commissions and other receivables		1,505	34,148
Prepaid expenses		--	4,150
Property and equipment - net		28,529	42,719
Notes receivable		25,000	--
Other assets		935	15,935
TOTAL ASSETS	$	96,569	138,302
LIABILITIES AND STOCKHOLDERS' EQUITY			
LIABILITIES			
Accounts payable and accrued liabilities	$	28,844	35,639
STOCKHOLDERS' EQUITY			
Common stock		150	150
Additional paid in capital		339,662	339,662
Accumulated deficit		(272,087)	(237,149)
		67,725	102,663
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	96,569	138,302

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF INCOME

	Years Ended December 31, 2003	2002
REVENUES		
Management Fees	$ 2,280,816	2,481,927
Commissions	31,547	32,191
Interest, dividends and other	9,134	42,569
TOTAL REVENUES	2,321,497	2,556,687
EXPENSES		
Employee leasing expense	1,056,182	1,192,381
Referral fees	561,122	604,067
Clearing charges	150,955	156,825
Market data services	81,857	64,410
Travel	49,127	57,283
Consulting	34,319	46,493
Licenses and taxes	31,161	32,036
Errors and refunds	30,192	44,110
Office supplies and equipment	25,179	16,022
Telephone	24,387	28,558
Postage	19,461	10,343
Depreciation and amortization	18,407	20,876
Other operating expenses	274,086	295,748
TOTAL EXPENSES	2,356,435	2,569,152
NET INCOME (LOSS)	$ (34,938)	(12,465)

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS' EQUITY
BALANCES, December 31, 2001	$ 150	339,662	(224,684)	115,128
Net income (loss)	--	--	(12,465)	(12,465)
Distributions to stockholders	--	--	--	--
BALANCES, December 31, 2002	150	339,662	(237,149)	102,663
Net income (loss)	--	--	(34,938)	(34,938)
Distributions to stockholders	--	--	--	--
BALANCES, December 31, 2003	$ 150	339,662	(272,087)	67,725

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2003	2002
Cash flows from operating activities:		
Net income (loss)	$ (34,938)	(12,465)
Adjustments to reconcile change in net assets before capital additions to net cash provided (used) by operating activities:		
Depreciation and amortization	18,407	20,876
(Increase) decrease in:		
Commissions receivable	32,643	(9,891)
Other assets	4,150	(4,150)
Increase (decrease) in:		
Accounts payable and accrued liabilities	8,205	(2,891)
Net cash provided (used) by operating activities	28,467	(8,521)
Cash flows from investing activities:		
Purchase of investments	(25,000)	--
Purchases of property and equipment	(4,217)	(19,887)
Net cash used by investing activities	(29,217)	(19,887)
Net increase (decrease) in cash	(750)	(28,408)
Cash and cash equivalents, beginning of year	41,350	69,758
Cash and cash equivalents, end of year	$ 40,600	41,350

See accompanying notes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Dale K. Ehrhart, Inc. (The Company) operates as an introducing broker-dealer in securities in Venice, Florida and is registered with the Securities and Exchange Commission, the Florida Division of Securities, and the National Association of Securities Dealers, Inc. Its record keeping is in accordance with the rules and regulations prescribed by these agencies. The Company's primary source of revenue is providing brokerage services to customers who are predominately middle to upper income individuals.

Management Fees and Commissions
Management fees revenues are recognized on a trade date basis. Commission revenues and related expenses have been accrued on a trade date basis.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided on a straight line and accelerated basis using an estimated useful life of five to seven years. Expenditures for maintenance and repairs that do not extend the useful lives of the related assets are expensed as incurred.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents – For the purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Income taxes
The stockholders have elected under Section 1362 of the Internal Revenue Code and a similar section of the Florida Income Tax Law to be treated as an S Corporation for federal and state income tax purposes. The effect of this election provides that, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Concentration of Credit Risk
The Company's business activities involve trading and settlement of securities. Sales of securities are made to the Company's customers in the ordinary course of business through the Company's clearing broker. The Company's customer base extends throughout the various regions of the United States. Generally, these sales are unsecured. The Company does not anticipate any credit loss in the near term.

At December 31, 2003 and 2002, the Company maintained its cash at a financial institution in bank deposits, which, at times may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant risk on cash.

Advertising Costs

The Company's policy is to expense advertising costs as such costs are incurred.

(Continued)

NOTE B – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2003	2002
Computer equipment and software	$ 160,602	156,386
Office furniture	19,414	19,414
	180,016	175,800
Accumulated depreciation and amortization	(151,487)	(133,081)
	$ 28,529	42,719

Depreciation and amortization expense for years ended December 31, 2003 and 2002 was $18,407 and $20,876, respectively. This amount includes computer software amortization of $4,220 and $3,272 for 2003 and 2002, respectively.

NOTE C – RELATED PARTY TRANSACTIONS

The Company leases the offices used in its operations from a related party on a month-to-month basis at a current annual rental of $34,889 and $41,654 in 2003 and 2002, respectively. The Company is responsible for the normal operating expenses including repairs and maintenance.

The Company has an agreement with Empulse Services, LLC to provide employee services and other management services as needed. The Corporations are related parties due to their common ownership.

The company issued a note to Allied Advisors in the amount of $25,000 in 2003. The Corporations are related parties due to a common owner.

NOTE D – NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain "Net Capital" equal to the greater of the aggregate indebtedness divided by 15 or $5,000. It also requires that under the aggregate indebtedness method, a broker-dealer is not permitted to allow its aggregate indebtedness to exceed fifteen times its adjusted net capital. At December 31, 2003 and 2002, the Company's "Net Capital" was $38,261 and $6,859, respectively.

At December 31, 2003 and 2002 the Company's "Excess Net Capital" was $33,261 and $1,859 respectively. The "Required Net Capital" was $5,000, which the Company exceeded. At December 31, 2003 and 2002, the Company's aggregate indebtedness was less than adjusted net capital.

(Continued)

NOTE D – NET CAPITAL RULE (Continued)

On November 3, 1998, the Securities and Exchange Commission (SEC) issued a No-Action Letter to clarify its position under SEC Rule 15c3-1 (Net Capital Rule) regarding the capital treatment of assets in the proprietary account of an introducing broker/dealer (PAIB) held by a clearing broker/dealer. This letter allows introducing broker/dealers to include PAIB assets as allowable assets in their net capital computations, provided the clearing broker/dealer adheres to the provisions, procedures, and interpretations set forth in the letter including the establishment of a separate reserve account for PAIB assets in accordance with the SEC Rule 15c3-3. The effective date of the letter was June 1, 1999.

The Company, pursuant to the above SEC Rule and letter, has entered into a PAIB agreement as an addendum to the fully disclosed clearing agreement with First Clearing Corporation.

NOTE E – COMMON STOCK TRANSACTIONS

As of December 31, 2003, and 2002, the Company has common stock with a $1 par value. There were 1,000 shares authorized with 150 shares issued and outstanding.

(Continued)

SUPPLEMENTARY INFORMATION

DALE K. EHRHART, INC.
SCHEDULES OF OTHER OPERATING EXPENSES

	Years Ended December 31, 2003	2002
OTHER OPERATING EXPENSES		
Equipment repair and maintenance	$ 81,280	81,067
Insurance	53,485	48,735
Rent	43,880	51,000
Equipment/ furniture rental	29,915	19,376
Legal and accounting	20,395	23,699
Education and training	18,641	20,856
Meals and entertainment	13,916	23,841
Dues, memberships and subscriptions	6,218	9,341
Utilities	5,392	6,018
Printing	502	5,236
Donations and contributions	340	1,350
Advertising and promotion	122	5,229
TOTAL OTHER OPERATING EXPENSES	$ 274,086	295,748

DALE K. EHRHART, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	Years Ended December 31, 2003	2002
NET CAPITAL		
Total stockholders' equity	$ 67,725	102,663
Total stockholders' equity not allowable for net capital	--	--
Total stockholders' equity allowable for net capital	67,725	102,663
Deductions and / or charges:		
Property and equipment	(28,529)	(42,719)
Deposits	(935)	(15,935)
Prepayments	--	(4,150)
Notes receivable	(25,000)	--
Accounts receivable	--	(33,000)
NET CAPITAL	38,261	6,859
MINIMUM NET CAPITAL REQUIREMENT		
Minimum dollar requirement	(5,000)	(5,000)
EXCESS NET CAPITAL	$ 33,261	1,859
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$ 28,844	35,639
NET CAPITALIZATION CALCULATIONS:		
Aggregate Indebtedness Method		
Aggregate indebtedness (divided by 15)	$ 1,923	2,376
Net capitalization ratio (limited to a ratio of 15)	0.75	5.20

DALE K. EHRHART, INC.
RECONCILIATIONS OF COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c3-1 TO THE COMPANY'S CORRESPONDING
UNAUDITED FORM X-17A-5, PART II FILING

	Years Ended December 31, 2003	2002
NET CAPITAL		
Net Capital per Company's Part II unaudited FOCUS report	$ 38,261	6,859
Nonallowable assets previously reported as allowable:		
Audit adjustments	--	--
NET CAPITAL PER COMPUTATION	$ 38,261	6,859

DALE K. EHRHART, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PER RULE 15C3-3
DECEMBER 31, 2003 AND 2002

For 2003 and 2002, the Company is not required to maintain a "special reserve account for the exclusive benefit of customers" as it is exempt under (k) (2) (ii): all customers' transactions are cleared through First Clearing Corporation.

CPA ASSOCIATES

Certified Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
Dale K. Ehrhart, Inc.
Venice, Florida

In planning and performing our audit of the financial statements and supplementary information of Dale K. Ehrhart, Inc. for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Dale K. Ehrhart, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g); in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and the related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, the National Association of Securities Dealers (NASD) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sarasota, Florida
January 29, 2004